**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

**FORM 6-K**

**Report of Foreign Private Issuer**

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

**For July 1. 2002.**



**Siderca S.A.I.C.**
Av. Leandro N. Alem, 1067
Buenos Aires, Argentina (1001)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F__X__ Form 40-F_____

**Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.**

Yes_____ No__X__

**If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):**

Not applicable.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Siderca´s press release in connection with Siderca´s 20F SEC Report that reflects provision made by Dalmine Spa.

**Siderca**
Tenaris Group

# Press Release

## Siderca S.A.I.C. Reflects Provision Made by Dalmine S.p.A. in its 20F Report Filed with the SEC

Nigel Worsnop/Diego Ferrari
Siderca S.A.I.C.
(54) 11 4018-4083
www.siderca.com

Cesar Villavicencio
Citigate Dewe Rogerson
(212) 688-6840

**Buenos Aires, July 1, 2002.** On June 28, 2002, Siderca S.A.I.C. (New York Stock Exchange: SDT and Buenos Aires Stock Exchange: ERCA), a Tenaris Group company, filed its report on Form 20-F for the nine-month period ended December 31, 2001 with the U.S. Securities and Exchange Commission (SEC).

Siderca's audited financial statements previously approved by its shareholders and filed with the Comision Nacional de Valores in Argentina included a note to the effect that its affiliate, Dalmine S.p.A, had not yet released its financial statements for the corresponding period pending an imminent judgment in a lawsuit filed against it by BHP Petroleum Ltd. and consequently Siderca's results included an estimation of its share of Dalmine's results.

Subsequently, Dalmine's financial statements for the fiscal year ended December 31, 2001, as released on May 24, 2002 and approved on June 28, 2002, contained a pre-tax provision in the amount of Euro 45 million (Euro 26.9 million net of taxes) to account for potential losses as a result of the lawsuit filed against it by BHP Petroleum Limited. In addition, the financial statements which were filed by Siderca's affiliate, Tubos de Acero de México S.A, with the SEC on June 28, 2002, included an adjustment compared with the financial statements previously approved by its shareholders in respect of its indirect investment in Sidor.

In its financial statements filed with the SEC, Siderca has reflected the impact of Dalmine's provision and Tamsa's adjustment. As a result, compared to the financial statements approved by its shareholders, Siderca's financial statements for the nine-month period ended December 31, 2001 filed with the SEC reflect a decrease in net income from Argentine pesos 129.2 million to Argentine pesos 118.8 million and corresponding decrease in equity in earnings from investee companies. The impact of Dalmine's provision was a decrease of Argentine pesos 12.1 million and that of Tamsa's adjustment was an increase of Argentine pesos 1.7 million.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siderca S.A.I.C.

By: ______________________________
Name: Horacio de las Carreras
Title: Secretary of the Board

Dated: July 1, 2002.